Exhibit (a)(5)(TTT)

This document does not constitute an invitation to sell or an offer to buy any securities, or a solicitation of any vote or approval. Endesa investors and security holders are urged to read the Spanish prospectus from E.ON regarding the Spanish tender offer for Endesa because it contains important information. Furthermore, Endesa investors and security holders should read the U.S. tender offer statement from E.ON regarding the proposed U.S. tender offer for Endesa when it becomes available because it will contain important information. The Spanish prospectus and certain complementary documentation were authorized in Spain by the Spanish Comision Nacional del Mercado de Valores (the "CNMV"). Likewise, a U.S. tender offer statement will be filed in the United States with the U.S. Securities and Exchange Commission, the SEC. Investors and security holders may obtain a free copy of the Spanish prospectus and its complementary documentation from E.ON, Endesa, the four Spanish Stock Exchanges, Santander Investment Bolsa SV SA, Santander Investment SA, Corredores de Bolsa and elsewhere. The Spanish prospectus is also available on the websites of the CNMV www.cnmv.es, E.ON, www.eon.com, and elsewhere. Likewise, investors and security holders may obtain a free copy of the U.S. tender offer statement, when it is available, and other documents filed by E.ON with the SEC on the SEC's website at www.sec.gov. The U.S. tender offer statement and these other documents may also be obtained free from E.ON, when they become available by directing a request to E.ON AG, External Communications, Telephone 0211 4579453.

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